UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, March 17, 2017

MATERIAL INFORMATION

The company informs that Fitch Ratings has affirmed the ratings of Avianca Holdings S.A. and its subsidiaries, while it maintained its “negative” outlook. The full report issued by Fitch Ratings is available on the company’s website www.aviancaholdings.com in the Investor Relations section.

For further information, please contact:

Investor Relation Office

+ 571-5877700

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name:	Renato Covelo
Title:	Vice President Senior General Counsel